

Nasdaq Regulation

Nasdaq

William Slattery, CFA
Vice President
Listing Qualifications

By Electronic Mail

November 20, 2020

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on November 17, 2020 The Nasdaq Stock Market LLC (the "Exchange") received from Breeze Holdings Acquisition Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one share of common stock, $0.0001 par value, one right, and one redeemable warrant
Shares of common stock, $0.0001 par value
Rights, exchangeable into one-twentieth of one share of common stock, and
Warrants, each whole warrant exercisable for one share of common stock at an exercise price of $11.50 per whole share

We further certify that the securities described above have been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

William Slattery